UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Radiant Systems, Inc.

(Name of Subject Company (Issuer))

Ranger Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

Jennifer M. Daniels, Esq.

NCR Corporation

3097 Satellite Boulevard

Duluth, GA 30096

(937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, PLLC

271 17th Street, NW

Suite 2400

Atlanta, Georgia 30363-1017

(404) 872-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,195,254,748.37	$138,769.08

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $28.00 net per share in cash (the “Offer Price”) and (y) 40,979,006 shares of common stock, without par value (“Shares”) of Radiant Systems, Inc. outstanding as of July 31, 2011 (including 1,073,690 Shares issued in the form of restricted stock); (ii) $47,053,148.37, which is the intrinsic value of the outstanding options (i.e., the excess of $28.00 over the per share exercise price); and (iii) the product of (x) the Offer Price and (y) 28,194 Shares subject to outstanding rights to receive Shares, as of July 31, 2011, the value of which is determined by reference to the Shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010 equals $116.10 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $138,081.60	Filing Party: Ranger Acquisition Corporation and NCR Corporation
Form or Registration No.: Schedule TO	Date Filed: July 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP No. 75025N102

1	NAME OF REPORTING PERSON NCR Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,743,504*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,743,504*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,743,504*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.1%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	As of the date hereof, includes Shares (as defined below) of Radiant (as defined below) purchased by Purchaser (as defined below), a wholly owned subsidiary of NCR (as defined below), in the Offer (as defined below) and accepted for payment by Purchaser. Percentage ownership is calculated based on 41,114,783 Shares outstanding as of August 19, 2011, as reported by Radiant.

CUSIP No. 75025N102

1	NAMES OF REPORTING PERSONS Ranger Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,743,504*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,743,504*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,743,504*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.1%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	As of the date hereof, includes Shares (as defined below) of Radiant (as defined below) purchased by Purchaser (as defined below), a wholly owned subsidiary of NCR (as defined below), in the Offer (as defined below) and accepted for payment by Purchaser. Percentage ownership is calculated based on 41,114,783 Shares outstanding as of August 19, 2011, as reported by Radiant.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 3, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on August 17, 2011, Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 29, 2011, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Ranger Acquisition Corporation, a Georgia corporation (the “Purchaser”), and a wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), and (ii) NCR. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 8. Interest in Securities of Subject Company; Item 11 Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at midnight, New York City time, at the end of the day on Friday, August 19, 2011. According to the BNY Mellon Shareowner Services, the Depositary for the Offer, as of the expiration of the Offer, 35,859,237 Shares (including 2,115,733 Shares subject to guarantees of delivery) were validly tendered and not validly withdrawn, representing approximately 87% of the outstanding Shares. Therefore, the Minimum Tender Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase. Purchaser will promptly pay for such Shares, at the Offer Price of $28.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes.

On August 22, 2011, NCR announced that Purchaser intends to exercise its Top-Up Option to purchase, at a per Share purchase price equal to $28.00 per Share, an aggregate number of additional Shares that, when added to the number of Shares owned by NCR and its subsidiaries at the time of exercise of the Top-Up Option, results in Purchaser owning one Share more than 90% of the Shares outstanding immediately after the exercise of the Top-Up Option on a fully diluted basis. NCR also announced its intention to effect a “short form” merger under Georgia law on August 24, 2011, which will result in Radiant becoming a wholly owned subsidiary of NCR. At the effective time of the Merger, each Share then outstanding (other than Shares in respect of which dissenters’ rights are validly exercised and any Shares held by NCR or Radiant or any wholly owned subsidiary of Radiant) will be converted into the right to receive the same offer price of $28.00 per share (in cash, net to the holder, without interest and less any applicable withholding taxes). Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.

On August 22, 2011, NCR issued a press release announcing the expiration and completion of the Offer, NCR’s intention to exercise the Top-Up Option and NCR’s intention to effect the Merger. A copy of the press release is attached hereto as Exhibit (a)(5)(J), and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(J)	Press release issued by NCR Corporation on August 22, 2011.

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011

NCR CORPORATION

By:	/s/ William Nuti
Name:	William Nuti
Title:	Chairman of the Board, Chief Executive Officer, President

RANGER ACQUISITION CORPORATION

By:	/s/ Andrea L. Ledford
Name:	Andrea L. Ledford
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 25, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on July 25, 2011 in The Wall Street Journal.*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by NCR and Radiant on July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(B)	Investor Presentation dated July 11, 2011, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(C)	Transcript of call with analysts and investors held on July 11, 2011, incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by NCR on July 12, 2011.

(a)(5)(D)	Article 13 of the Georgia Business Corporation Code *

(a)(5)(E)	Press release issued by NCR on July 25, 2011.*

(a)(5)(F)	Complaint filed by Jay Phelps in the Superior Court of Fulton County in the State of Georgia on July 14, 2011.*

(a)(5)(G)	Complaint filed by City of Worcester Retirement System in the Superior Court of Fulton County in the State of Georgia on July 15, 2011.*

(a)(5)(H)	Complaint filed by Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 18, 2011.*

(a)(5)(I)	Amended Complaint filed by Jay Phelps, City of Worcester Retirement System and Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 27, 2011. *

(a)(5)(J)	Press Release issued by NCR Corporation on August 22, 2011.

(b)	Commitment Letter dated as of July 11, 2011 among NCR Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets. *

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

(d)(4)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and John Heyman. *

(d)(5)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Alon Goren. *

(d)(6)	Retention Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Andrew S. Heyman. *

(d)(7)	Offer Letter, dated as of July 11, 2011, by and between NCR and Andrew S. Heyman. *

(d)(8)	Mutual Nondisclosure Agreement, dated as of May 27, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(d)(9)	Exclusivity Agreement, dated as of June 30, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed